EXHIBIT 99.2

Valneva Supervisory Board Recommends Transition from a Two-Tier Governance Model to a Board of Directors

Saint-Herblain (France), June 22, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its Supervisory Board has recommended a change of governance model.

The Company’s Supervisory Board members voted in favor of recommending to the shareholders to transition from the Company’s current two-tier governance model, which includes a Supervisory Board and a Management Board, to a one-tier model led by a Board of Directors, with CEO Thomas Lingelbach included as an executive member. The Supervisory Board’s proposal also recommends the establishment of an Executive Committee to be comprised of, among others, the members of the current Management Board.

This proposed change in Valneva’s governance structure will be submitted to the vote of the Company’s shareholders at an Extraordinary General Meeting later this year.

Thomas Lingelbach, Chief Executive Officer of Valneva, commented: “As we continue to grow, we believe that the proposed change of the Company´s governance will further improve effectiveness and efficiency in the Company´s leadership by applying a governance model that is more common in our industry.”

About Valneva SE
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.